Exhibit 99.1

CRH Medical Announces Voting Results of Shareholders Meeting

VANCOUVER, June 17, 2016 - CRH Medical Corporation (the “Company”) (TSX: CRH) (NYSE MKT: CRHM), announces the following voting results for the Company’s 2016 Annual Meeting of Shareholders held yesterday (the “Meeting”). At the Meeting, the number of directors was set at five, the nominees listed in the Company’s management proxy circular were elected as directors, and KPMG LLP was appointed as auditor of the Company for the coming year.

A total of 35,297,102 common shares of the 71,449,648 common shares outstanding were voted at the Meeting, representing approximately 49.40% of the issued and outstanding common shares of the Company. Detailed results of the vote for the election of directors are set out below:

Nominee	Votes For	% Votes For	Votes Withheld	% Votes Withheld
Dr. Anthony Holler	26,864,354	95.80%	1,177,267	4.20%
Dr. David Johnson	28,003,641	99.86%	37,980	0.14%
Todd Patrick	26,861,242	95.79%	1,180,379	4.21%
Ian Webb	26,861,784	95.79%	1,179,837	4.21%
Edward Wright	27,895,289	99.48%	146,332	0.52%

In addition, KPMG LLP was appointed auditor of the Company for the upcoming year, by a show of hands.

About CRH Medical Corporation:

CRH Medical Corporation is a North American company focused on providing physicians with innovative services and products for the treatment of gastrointestinal diseases. In 2014, CRH acquired a full service gastroenterology anesthesia company, Gastroenterology Anesthesia Associates, LLC (“GAA”), which provides anesthesia services for patients undergoing endoscopic procedures. CRH complemented five additional acquisitions of anesthesia companies during 2015 and continues to execute on its acquisition strategy in 2016. Anesthesia assisted endoscopies make these procedures more comfortable for patients and allow gastroenterologists to perform more procedures. CRH plans to leverage the capabilities it acquired through GAA to continue to consolidate the highly fragmented gastroenterology anesthesia provider business. The Company’s product distribution strategy focuses on physician education, patient outcomes, and patient awareness. The Company’s first product, the CRH O’Regan System, is a single use, disposable, hemorrhoid banding technology that is safe and highly effective in treating hemorrhoid grades I – IV. CRH distributes the CRH O’Regan System, treatment protocols, operational and marketing expertise as a complete, turnkey package directly to physicians, allowing CRH to create meaningful relationships with the physicians it serves. The Company’s goal is to establish CRH as the premier provider of essential services and innovative products to gastroenterologists throughout the United States.

For more information, please contact:

CRH Medical Corporation
David Matousek
Director of Investor Relations
800.660.2153 x1030
dmatousek@crhmedcorp.com
www.crhmedcorp.com